Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE

Contact:     336-436-4855
             Pamela Sherry
             Investor@labcorp.com

Shareholder Direct: 800-LAB-0401
                     www.labcorp.com


LABORATORY CORPORATION OF AMERICA-REGISTERED
TRADEMARK- ANNOUNCES THIRD QUARTER RESULTS

Growth Strategy Continues to Drive Volume and Price Increases

Burlington, NC, October 22, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-)
(NYSE: LH) today announced results for the quarter ended September 30, 2001.

Third Quarter Results
---------------------------

Net sales were $560.9 million, operating income was $100.3 million, and net income was $51.2 million, before extraordinary item and one-time charge relating to early extinguishment of debt. This compares with net sales of $488.1 million, operating income of $69.3 million, and net income of $32.8 million in the third quarter of 2000. Diluted earnings per share for the quarter were $0.73, before extraordinary item and one-time charge, versus $0.47 for the same quarter in 2000. The 14.9 percent increase in net sales is the result of increases of approximately 8.6 percent in volume and
6.3 percent in price.

The extraordinary loss of $3.2 million, net of tax benefit, relates to the write-off of unamortized bank fees associated with the Company's term debt, which was repaid in September. The one-time charge relates to a $8.9 million payment made to terminate an interest rate swap agreement tied to the Company's term loan.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $125.4 million for the third quarter, or 22.3 percent of net sales, versus $92.1 million, or 18.9 percent of net sales, for the same period in 2000. Days sales outstanding (DSO) decreased to 62 days.

"LabCorp's strategy for profitable growth generated another great quarter, with all segments of our business showing strength in price and volume," said Thomas P. Mac Mahon, chairman and chief executive officer.
"LabCorp's initiatives in both genomics and managed care testing continued to drive our solid price and volume gains. These initiatives include the targeted introduction of genomics tests, strategic acquisitions, cutting-edge technology partnerships and expanding our managed care relationships. We plan to fully engage LabCorp's scientific and management expertise to implement these initiatives and further our proven record for growth."

Nine Month Results
------------------------
For the nine-month period ended September 30, 2001, LabCorp generated net sales of $1,636.0 million, operating income of $290.2 million, and net income of $146.9 million, before extraordinary item and one-time charge.
For the same period in 2000, LabCorp reported sales of $1,433.3 million, operating income of $198.0 million, and net income of $91.2 million.
Diluted earnings per common share were $2.09, before extraordinary item and one-time charge, compared to $1.33 in the 2000 period. The revenue increase of 14.2 percent consists of increases of approximately 7.2 percent in volume and 7.0 percent in price. EBITDA was $363.8 million, or 22.2 percent of net sales, versus $263.5 million, or 18.4 percent of net sales, for the comparable period in 2000.

A live broadcast of LabCorp's quarterly conference call on October 23, 2001 will be available online at www.labcorp.com or at www.streetevents.com beginning at 9:00 a.m. Eastern Time, with an online rebroadcast continuing through January 15, 2002. The live call at 9:00 a.m. is also available in a listen-only mode by dialing 646-862-1060. A telephone replay of the call will be available through October 30, 2001 and can be heard by dialing 800-633-8284 (858-812-6440 for international callers). The access code for the replay is 198-15-369.

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular
Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based Viro-Med offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings.





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- Table to Follow -

LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information
(Dollars in millions, except per share data)

                                                 (Unaudited)
                                              Three Months Ended
                                                 September 30,
                                             ---------------------
                                                2001         2000
                                             ---------------------
Statement of Operations Data:
Net sales                                    $  560.9     $  488.1
Cost of sales                                   322.9        291.4
Selling, general and administrative             128.0        118.7
Amortization of intangibles and other assets      9.7          8.7
                                              -------      -------
Operating income                                100.3         69.3
                                              -------      -------
Other income (expense)                           (0.7)         0.9
Termination of interest rate swap agreement      (8.9)          --
Interest expense                                 (6.5)        (9.4)
                                              -------      -------
Earnings before income taxes and
  extraordinary loss                             84.2         60.8

Provision for income taxes                      (37.9)       (28.0)
                                              -------      -------
Net earnings before extraordinary loss           46.3         32.8
Extraordinary loss, net of tax benefit           (3.2)          --
                                              -------      -------
Net earnings after extraordinary loss            43.1         32.8
Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        --           --
                                              -------      -------
Net income attributable to common
  shareholders                                $  43.1      $  32.8
                                              =======      =======
Diluted earnings per share before
  extraordinary loss                          $   0.66     $   0.47
Extraordinary loss, net of tax benefit           (0.05)          --
                                              --------     --------
Diluted earnings per share after
  extraordinary loss                          $   0.61     $   0.47
                                              ========     ========
Weighted-average shares outstanding - diluted    70.6         69.5
                                              =======      =======




















LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information (continued)
(Dollars in millions, except per share data)

                                                  (Unaudited)
                                               Nine Months Ended
                                                  September 30,
                                             ---------------------
                                                2001         2000
                                             ---------------------
Statement of Operations Data:
Net sales                                    $1,636.0     $1,433.3
Cost of sales                                   935.5        851.8
Selling, general and administrative             380.4        359.3
Amortization of intangibles and other assets     29.9         24.2
                                              -------      -------
Operating income                                290.2        198.0
                                              -------      -------
Other income (expense)                           (0.4)         0.2
Termination of interest rate swap agreement      (8.9)          --
Interest expense                                (22.8)       (29.3)
                                              -------      -------
Earnings before income taxes and
   extraordinary loss                           258.1        168.9

Provision for income taxes                     (116.2)       (77.7)
                                              -------      -------
Net earnings before extraordinary loss          141.9         91.2
Extraordinary loss, net of tax benefit           (3.2)          --
                                              -------      -------
Net earnings after extraordinary loss           138.7         91.2
Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        --         34.6
                                              -------      -------
Net income attributable to common
  shareholders                                $ 138.7      $  56.6
                                              =======      =======
Diluted earnings per share before
  extraordinary loss                          $   2.02     $   1.33
Extraordinary loss, net of tax benefit           (0.05)          --
                                              --------     --------
Diluted earnings per share after
  extraordinary loss                              1.97         1.33
                                              ========     ========

Weighted-average shares outstanding - diluted    70.5         68.5
                                              =======      =======




















LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information (continued)
(Dollars in millions, except per share data)


                                 (Unaudited)
                                 September 30,          December 31,
                              ------------------        ------------

                                     2001                  2000
                              ------------------        ------------
Balance Sheet Data:
Cash and cash equivalents        $    55.5              $    48.8
Accounts receivable, net             389.0                  368.0
Property, plant & equipment          296.2                  272.8
Intangible assets, net               952.3                  865.7
Other assets                         127.3                  111.6
                                 ---------              ---------
                                 $ 1,820.3              $ 1,666.9
                                 =========              =========

Total bank debt                  $      --              $   478.5
Zero coupon - subordinated notes     437.1                     --
Other liabilities                    346.7                  311.0
Shareholders' equity               1,036.5                  877.4
                                 ---------              ---------
                                 $ 1,820.3              $ 1,666.9
                                 =========              =========





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